

July 29, 2011

VIA E-Mail
Mr. Michael J. Rispoli
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Company**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-08122**

Dear Mr. Michael J. Rispoli:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Daniel L. Gordon

                                    Daniel L. Gordon
                                    Branch Chief